Exhibit 4 (c) (ii)

27 January 2006

Private & Confidential

Mr. Adrian Hennah,

Speen House,

Bath Road, Newbury,

Berkshire RG14 1RH

Dear Adrian,

Please find enclosed an Employment Agreement (two copies), containing our offer of employment. The role is a Smith & Nephew plc Board level position but the employing company is Smith & Nephew UK Limited.

In addition to the terms and conditions set out in the attached, this letter confirms two additional special remuneration terms as previously discussed:

1.	An agreement that Smith & Nephew will underwrite any shortfall in relation to the annual bonus payable (to a maximum of £300,000) by your present employer with respect to the current fiscal year ending 31 March 2006. Our understanding is that you will qualify for this bonus which should be endorsed by the Remuneration Committee of your current employer. We would expect your assurance that all reasonable steps will be taken to ensure that this bonus is paid by your current employer in line with the rules of the scheme.

2.	An agreement to make a special restricted stock award to the value of £250,000 (as of the date of your joining Smith & Nephew) which will vest on the earlier of either the third anniversary of your employment with the Company or your termination date if we terminate your employment under clause 23.1. There are no performance conditions attached to this special restricted stock award which we will justify under Sections 9.4.2 and 9.4.3 of the London Stock Exchange Listing Rules. We will therefore need to report this at the appropriate time to shareholders in the annual report.

In addition, I can confirm that provided your employment commences by the half-year you will be granted a full award for 2006 under the 2004 Senior Executive Share Incentive Plan. If for some reason your employment starts later then a pro-rata award would be made.

I can also confirm that we will be recommending to the Remuneration Committee that in the event that an executive is terminated by the Company (except for cause) the pro-rating of awards under the 2004 Senior Executive Share Incentive Plan should include any notice period whether or not the notice period has been served in full.

We look forward to receiving, as soon as possible, one copy of the Employment Agreement duly signed, dated and witnessed, indicating your agreement to our offer. Please feel free to contact Paul Williams if you wish to discuss the Agreement.

I understand that you have discussed with Paul the timing of announcements and communications. We will let you have sight of the Smith & Nephew draft early next week.

Yours sincerely,

Sir Christopher O’Donnell

Chief Executive

Dated 1 February 2006

EMPLOYMENT AGREEMENT

BETWEEN

(1)    SMITH & NEPHEW UK LIMITED

And

(2)    ADRIAN HENNAH

DATE OF EMPLOYMENT AGREEMENT 1 FEBRUARY 2006

PARTIES

(1)	SMITH & NEPHEW UK LIMITED whose registered office is at 15 Adam Street, London WC2N 6LA (“We”)

(2)	ADRIAN HENNAH of Speen House, Bath Road, Newbury, Berkshire RG14 1RH (“You”)

A	This Agreement sets out the terms and conditions that apply to your employment with us. We also have a staff handbook (enclosed) that contains provisions relevant to your employment. If there is any conflict between that handbook and this Agreement, however, this Agreement prevails.

B	The final section of the Agreement sets out definitions and general provisions that apply throughout the Agreement.

C	Our offer of employment under this Agreement is conditional on your not being subject to any restrictive covenants or other legal obligations which would prevent you from carrying out your job for us.

If this condition is not satisfied then we have the right to terminate your employment without notice within a reasonable period of our discovering this.

D	You confirm that by entering into this Agreement and working for us that you are not in breach of any obligation to any third party or of any court order.

E	You also confirm that you have disclosed to us in writing details of all previous criminal convictions (other than those that are spent).

INDEX

Section	Description	Page
1	Your Job
2	Your Remuneration
3	Protecting the Company Whilst You Are Employed
4	Discipline and Grievance.
5	Sickness and Absence from Work
6	Termination of Employment
7	Protecting the Company After Your Employment Has Ended
8	Miscellaneous and General Provisions

SECTION ONE: YOUR JOB

1.	THE APPOINTMENT

1.1

You are employed by us as Finance Director of Smith & Nephew UK Limited and will be appointed as Finance Director of Smith & Nephew plc from 1st June 2006 or such other date before or after that date being the earliest date on which you are able to secure a release from your existing employment contract, which you shall use reasonable endeavours to achieve. For statutory purposes, you have been continuously employed by us since the same date.

1.2	We can make reasonable changes to your job title, your duties and responsibilities provided always that such changes do not diminish your status and responsibilities or substantially alter the capacity and role in which you are employed.

1.3	You must comply with all of our rules, regulations, policies and procedures.

1.4	You must carry out all the assigned duties and functions consistent with your role; exercise all the powers and comply with all our instructions in connection with the business that we reasonably require. You must use your reasonable endeavours to promote our interests.

1.5	If we ask you for any information or explanations about your employment or our business or affairs, you must give it to us as soon as reasonably practicable (in writing if required).

1.6	You must comply with any restrictions that we may properly impose on you or other directors. In particular, you must not without our written consent:

(a)	Incur any capital expenditure or liability on our behalf in excess of the authorisation limits that have been set for you; and

(b)	Enter into any contract or obligation on our behalf that is outside the normal course of our business or your duties or is of an unusual, onerous or long-term nature.

1.7	If we ask, you will accept any directorship, trusteeship or other position of responsibility in the Group that we may reasonably require which is generally consistent with your role.

2.	HOURS OF WORK

2.1	Our normal office hours are currently 9 am to 5 pm Monday to Friday but you are expected to work whatever hours we reasonably require of you.

2.2	Unless you are off sick or on holiday, you must devote as much of your time, attention and skill to our business as we reasonably require.

2.3	We acknowledge that (as a managing executive) the duration of your working time is not measured or predetermined or you can determine it yourself. Nevertheless, if the Working Time Regulations 1998 do govern your working hours, you agree that if we need you to do so that you will work in excess of an average 48 hour working week and that you therefore agree to opt-out of the 48 hour average limit set out in those Regulations. If the law in future permits, you agree that your average working hours should be measured against whatever reference period we may reasonably decide should apply.

3.	PLACE OF WORK

3.1	Your normal place of work is 15 Adam Street, London WC2N 6LA. Your normal place of work will not be moved from 15 Adam Street or another Greater London location without your prior written agreement which shall not be unreasonably withheld if the new location is within reasonable commuting distance of your home at the time. However, we may require you to work elsewhere within the United Kingdom on a temporary basis; i.e. for a period (or periods in aggregate) not exceeding two months in any calendar year.

3.2	You are required to travel in the UK, Europe or worldwide as part of your duties.

3.3	For the purposes of Part I of the Employment Rights Act 1996, it is not expected that you will be required to work outside the United Kingdom for more than one month at a time.

SECTION TWO: ABOUT YOUR REMUNERATION

4.	SALARY

4.1	Your basic annual salary is £450,000. This accrues daily and is payable in equal monthly instalments in arrears on or before the last working day of each month.

4.2	Your salary will be reviewed not less than annually on or about 1 April. The first review date for you will be 1 April 2007. We are not under any obligation to increase it at each review but it shall not be reduced.

4.3	There is no additional remuneration for any directorship, trusteeship or other position of responsibility that you may hold in the Group.

5.	SENIOR EXECUTIVE BONUS SCHEME

5.1	You will be eligible to participate in the Group Executive Bonus Scheme. Full details will be sent to you under separate cover. The Scheme is performance-based and for target achievement the current bonus payment is 40% of basic salary; for out performance the current maximum bonus payment is 100% of basic salary. Your annual bonus under this Scheme shall not be less than 40% of basic salary in respect of 2006, pro rated to reflect the proportion of that year during which you are employed.

6.	EXECUTIVE STOCK INCENTIVE PLANS

6.1	You will be eligible to participate in the Executive 2004 Stock Incentive Plans at the discretion of the board of Smith & Nephew plc. This comprises a Performance Share Plan, a Share Option Plan and a Co-Investment Plan. The last of these elements (the Co-investment Plan) provides the opportunity to set aside a portion of annual bonus to earn share matching rights based on the achievement of performance targets. Full details are included in the attached communication document dated May 2004.

7.	EMPLOYEE SHARE OPTION SCHEME

7.1	Following completion of 3 months service, you will be eligible to join the savings related Employee Share Option Scheme. Further details will be sent to you under separate cover.

8.	COMPANY CAR

8.1	You will be provided with benefits in accordance with the Smith & Nephew UK Car Policy. Details of approved drivers and insurance cover are as follows:

(a)	Approved drivers: Company cars may be driven by the designated company car driver, his / her spouse, children over 21, any other authorised nominated driver, and any other Smith & Nephew employee who is a company car driver or is on the list of Approved Drivers. Nominated drivers must hold a valid full UK driving licence, and must have received prior company authorisation.

The car holder’s children may only drive company cars provided they are aged over 21 and have held a full driving licence for one year. They should at all times be accompanied by one parent with the exception of legitimate business use, e.g. dropping off at airports, medical emergencies.

It is a requirement that any employees entitled to a company car must sign a Driver Obligation Form prior to driving a company car.

Any variation to the above arrangements can only be authorised by the Chief Executive by written request.

In all schemes (including but not limited to the Car Policy) referred to in this Agreement where there are provisions for a spouse, we will use all reasonable endeavours to procure that the definition of spouse shall include your co-habiting partner.

(b)	Insurance cover: Employees are responsible for taking care of their assigned vehicle and its contents.

The insurance policy arranged by the company covers all company car drivers, their spouses, and other authorised nominated drivers and any children over 21, subject to the conditions above. All company cars are insured for comprehensive cover, including third party, fire and theft. A copy of the insurance certificate will normally be issued every year.

The insurance cover relates only to company cars, and not to any other personal vehicle, whether or not being used on company business.

Any personal loss will be covered only to a maximum of (under current policy) £100. Any claim above this amount should be made through the employee’s home or personal insurance.

In the event of accidents, damage, theft or vandalism occurring that is due wholly or in part to the employee’s negligence, then the employee may be subject to company disciplinary procedures.

(c)	The current company car lease value for your position is £1,030 per month. Examples of cars currently at this level are:

Jaguar XJ type

BMW 730 series

Mercedes E350 series

Audi A8

Lexus R300

You can trade-up, and down (in which case you would receive the difference between the car lease value and the actual cost of the vehicle as cash less Tax and National Insurance).

If you select the option of a company car you will be reimbursed for the cost of business and private mileage (except that used for annual holidays) or receive a monthly petrol allowance of under current policy £100 less tax and national insurance.

(d)	Company car cash alternative: you will be eligible to choose cash payments as an alternative to a company car. The allowance is not pensionable, but is subject to tax and national insurance. Each cash alternative “contract” will last for a minimum period of 12 months.

You are entitled to reimbursement of petrol costs for business and private mileage (unless incurred during any holiday period) as if you had opted for a company car. This is paid at the prevailing standard reimbursement rate through payroll, less tax and national insurance.

9.	PENSIONS, LIFE ASSURANCE AND INCOME PROTECTION

9.1	Pensions, Life Assurance and Income Protection policy is subject to continuous review by the board of Smith & Nephew plc and the Remuneration Committee and may be amended from time to time at their discretion. However, you shall be eligible for cover under any such schemes or policies from time to time in force for the benefit of directors and senior executives.

9.2	Normal retirement age is 62.

9.3	Pension Plan

In lieu of pension you will receive a cash supplement of 30% of basic salary which will be non-pensionable and non-bonusable.

9.4	Life Assurance

(a)	In addition to the company contribution to the Stakeholder Pension Plan, we will also provide you with life assurance cover under the Smith & Nephew Stakeholder Group Death in Service Plan (the “Death in Service Plan”). The cover is provided through an insurance company (the “relevant insurer”). The benefit provided on death in service is (subject to the terms of the relevant insurer) 7 x base salary, of which 4 x will be paid as a lump sum to your dependants and 3 x will be used to purchase a pension for your dependants.

(b)	You will be enrolled automatically as a member of the Death in Service Plan from the date of commencement of employment for the first 12 weeks of your employment.

9.5	Income Protection

Subject to the provisions below, we will make provision for an Income Protection Plan provided by an insurance company (the “relevant insurer”) offering an income protection benefit, whilst you are an employee, of 75% of base pay (including any State Invalidity Benefits) in the event that you are unable to work due to sickness or injury after an initial period of absence of 26 weeks.

9.6

Your participation in the Income Protection Plan is subject always to the rules of the relevant insurer’s scheme for the time being in force (details of which are available from Human Resources) and to the approval of the relevant insurer. In the event that the relevant insurer declines to provide or continue to provide benefits, as the case may be, under the Income Protection Plan, we shall not be liable to provide any benefit or compensation in lieu thereof. Further, we shall be entitled at any time (after giving you reasonable notice and reasonable assistance in implementing alternative arrangements) to terminate the Income Protection Plan or the Death in Service Plan or your participation in it and/or to withdraw or change the rules or benefits of the Income Protection Plan or the Death in Service Plan provided that such variation withdrawal or termination applies to all our employees who are employed at a comparable level to you, in which case we shall not be liable to provide any benefit or compensation in lieu thereof. It is a condition of your participation and continuing participation that you agree to undergo any medical examinations that might be required from time to time.

Further details regarding the Stakeholder Pension Plan, the Death in Service cover and the Income Protection Plan are attached.

10.	PRIVATE MEDICAL INSURANCE

10.1	Private health cover on London scale benefits is provided from the date of joining for yourself, and if applicable, your spouse and any of your unmarried children who are under age 21. Full details will be sent under separate cover.

11.	HOLIDAYS

11.1	Our holiday year runs from 1 January to 31 December. In addition to bank holidays, you are entitled to 25 days’ paid holiday.

11.2	Holidays accrue pro-rata in each holiday year.

11.3	Holidays must be taken at times agreed with us. Holidays may not be carried forward from one holiday year to the next without our approval. There is no pay in lieu of untaken holiday at the end of the holiday year.

11.4	We may decide whether or not any holiday that you have taken forms part of your entitlement under the Working Time Regulations. Unless we decide otherwise, it is assumed that holidays accruing under those Regulations are taken first.

11.5	It may be necessary to set aside a certain number of days each year to cover the closure of the office at the Christmas and New Year periods and you will be informed if this is the case.

12.	EXPENSES

12.1	We will reimburse you for all business expenses that are properly and reasonably incurred and claimed by you in accordance with our expenses policy. Expense claims must be supported by whatever receipts or vouchers we require.

12.2	If we make a company credit card available to you, you must:

(a)	Take good care of it and immediately report if it is lost or stolen;

(b)	Only use the card for our business and in accordance with any applicable policy; and

(c)	Surrender it immediately on our request.

SECTION THREE: PROTECTING THE COMPANY WHILST YOU ARE EMPLOYED

13	GENERAL DUTIES

13.1	At all times during your employment (including any period of suspension or while on garden leave) you are subject to a duty of goodwill, trust and confidence, exclusive service and good faith towards us. Without limitation, these duties require that you must not:

(a)	compete with the Group;

(b)	make preparations (during hours when you are required to work) to compete with the Group after your employment has terminated;

(c)	solicit business from customers or potential customers of the Group;

(d)	encourage employees to leave employment with the Group against the Group’s wishes; and/or

(e)	copy information relating to the Group for a purpose other than for the benefit of the Group.

13.2	As a director, you must notify the Board, the board of Smith & Nephew plc and the board of any other Group company of which you are a member, immediately if you act (or omit to act) in a way that may amount to a breach of your obligations to the Group or if you become aware of or suspect any wrongdoing on the part of Group staff or contractors or any acts (or omissions) of third parties which might reasonably be expected to be harmful to the Group.

14.	OTHER INTERESTS

14.1	You must devote all of your working time to the Group. You must not undertake any activity or do anything that might reasonably be expected to affect the full and proper performance of your duties unless we agree first. Without limitation, you must not undertake any other employment or hold any other office without our prior formal agreement (such agreement not to be unreasonably withheld).

14.2	You may invest in publicly traded competitors or suppliers, provided the investment is minimal in relation to your net worth, and is formally pre-authorised by the Chief Executive. Ownership of a substantial amount of stock, however, in a publicly traded competitor or ownership of an interest in a privately held company that competes with Smith & Nephew is prohibited.

14.3	You confirm that you have informed us (and will continue to keep us informed) of any conflict that may exist between your (or your immediate family’s) interests and those of the Group.

14.4	You are not entitled to receive any discount, rebate, commission or other benefit in respect of business carried out by the Group (whether carried out by you or not) and you must immediately disclose to and account to us for any such benefit if you do receive it.

14.5	You must comply with our Code of Business Principles at all times.

15.	MARKET ABUSE

15.1	You acknowledge the legal and regulatory duties that arise in relation to Inside Information (without limitation) under the Financial Services and Markets Act 2000, the Market Abuse Directive Instrument 2005 and the Market Abuse Directive (Disclosure Rules) Instrument 2005. You agree to use your best endeavours to assist us in complying with our obligations under that and any related legislation or codes, including without limitation the Criminal Justice Act 1993 and the Takeover Code.

15.2	You acknowledge that misuse or improper circulation of Inside Information or other Market Abuse by you may constitute a criminal offence and may render you liable to (1) a financial penalty imposed by the FSA on you or (2) to be censured by the FSA.

15.3	If you become aware of any information that leads you to suspect that an officer or employee of the Group has carried out or may be about to carry out Market Abuse then you must immediately notify the Group Human Resources Director or Company Secretary of Smith & Nephew plc. The provisions of this clause are without prejudice to any other legal rights or duties that you may have arising out of such circumstances including any rights under the Public Interest Disclosure Act 1998.

15.4	You must notify the Company Secretary of Smith & Nephew plc in writing of all transactions conducted by you (or on your behalf) in our shares or derivatives or any other financial instruments relating to our shares within 4 business days of the date on which that transaction or transactions occurred. The notification must be given in the form set out in Schedule A to this Agreement.

15.5	On execution of this Agreement, you must inform any person who is a Connected Person to you that they are a “connected person” and that they are accordingly required to notify us if transactions are conducted by them or on their behalf in our shares or derivatives or any other financial instruments relating to our shares within 4 business days of the date on which that transaction or transactions occurred. You must confirm to us in writing within 7 days of execution of this Agreement that you have complied with your obligations under this clause.

15.6	If a person becomes a Connected Person to you after execution of this Agreement, you must notify them immediately of that status and of their obligations to notify us of transactions as set out in clause 15.5 above.

15.7	You must use your best endeavours to procure that any of your Connected Persons notifies the Company Secretary of Smith & Nephew plc in writing of all transactions conducted by that Connected Person (or on their behalf) in our shares or derivatives or any other financial instruments relating to our shares within 4 business days of the date on which the transaction or transactions occurred. The notification must be given in the form set out in Schedule B to this Agreement.

16.	CONFIDENTIAL INFORMATION

16.1	During the course of your employment, you will be exposed to information that is secret, confidential or commercially sensitive and which (if disclosed or used for purposes other than those of the Group) could cause significant harm to the Group. In this Agreement, that information is referred to as Confidential Information and includes without limitation:

(a)	research and development carried out by the Group (whether or not that research is complete and including the outcome of any clinical or field trials) and potential areas of research and development identified by the Group;

(b)	details of any applications for regulatory approval or clearance for any products or services developed by the Group;

(c)	the Group’s intellectual property (except where this is not protected by patent or equivalent protection);

(d)	the Group’s manufacturing techniques and methods and ideas for manufacturing techniques and methods;

(e)	the Group’s marketing and sales strategies and plans;

(f)	potential acquisitions and disposals by the Group;

(g)	the Group’s financial and sales performance;

(h)	information relating to the Group’s employees and contractors including without limitation their perceived strengths and weaknesses, remuneration and contact details.

16.2	You must not use, disclose or permit to be used or disclosed (other than in the performance of your duties or as required by law) any Confidential Information. This restriction applies both during the course of your employment and following its termination except in relation to Confidential Information which has come into the public domain other than by virtue of a breach of duty by you.

16.3	You acknowledge that in the ordinary course of your employment, you will have access to Inside Information. You agree that all Inside Information is confidential and must not be used, disclosed or permitted to be used or disclosed except as may be necessary for the proper performance of your duties to us and in accordance with the requirements of the Market Abuse Directive or the law.

16.4	The provisions of this Agreement are without prejudice to any duties and obligations of confidentiality to which you may be subject at common law or equity.

16.5	You must not make or issue any press statement or give any interview to a journalist or publish or submit for publication any article or opinion relating directly or indirectly to the Group without our prior agreement.

16.6	You must not at any time make any untrue or misleading statement in relation to the Group.

17.	INTELLECTUAL PROPERTY

17.1	Due to the nature of your duties and your particular responsibilities, you recognise that you have a special obligation to further the interests of the Group.

17.2	You must disclose to us at once any idea or invention created in the manner prescribed by sections 39(1) and 39(2) of the Patents Act 1977. Any such inventions will then be dealt with in accordance with the provisions expressed in that Act.

17.3	You acknowledge that all trade marks, registered designs, design rights, copyright, database rights and other intellectual property rights (together, where registrable with the right to apply for registration of those rights, aside from those described in clause 17.2) will vest in and be our exclusive property or any of the Group Companies which we nominate if they come into existence during the normal course of your employment or by using materials, tools or knowledge made available through your employment. This applies regardless of whether those rights are in existence now or come into existence at any time in the future. If required to do so (whether during or after the termination of your employment), you must sign any document and do anything necessary to vest ownership in these rights in the Group as sole beneficial owner. Where ownership does not automatically vest by Act of Parliament, you must immediately assign all your interests to the Group. You irrevocably waive all your rights pursuant to sections 77 to 83 inclusive of the Copyright Designs and Patents Act 1988.

SECTION FOUR: DISCIPLINE AND GRIEVANCE

18.	You must comply with our disciplinary rules. Failure to do so is a serious breach of this Agreement. A copy of our disciplinary rules may be obtained from the Group Human Resources Director.

19.	The disciplinary procedure is referred to in the staff handbook. That procedure does not form part of this Agreement nor does it give rise to any contractual rights as between you and the Group. If you are dissatisfied with any disciplinary decision taken against you, you may appeal to the Chairman of the board of Smith & Nephew plc within 5 working days.

20.	If you have any grievance relating to your employment, you should raise it in the first instance with the Chief Executive and, if you so elect or are so requested, with the Group Human Resources Director in accordance with our grievance procedure.

21.	We have the right to suspend you with full pay and benefits at any time to allow us to conduct a disciplinary investigation or if your dismissal is being contemplated. Suspension may be for such period as is reasonably necessary in the circumstances and shall not normally exceed 7 days.

SECTION FIVE: SICKNESS AND ABSENCE FROM WORK

22.	INCAPACITY

22.1.	If you are unable to attend work due to sickness or accident, you must inform the Chief Executive Officer of Smith & Nephew plc on the first morning of absence, or as soon as is reasonably possible.

22.2.	If your absence is for a period of 1 working day or more you will need to provide a self-certification form, obtainable from the Human Resources Department. This will cover you for a maximum of 7 calendar days, after which a doctor’s statement is required.

22.3.	If you are absent from work owing to illness or injury you will be entitled to salary during the period of absence in accordance with the following scale. All such payments will be subject to deduction of Statutory Sick Pay or National Insurance Sickness Benefit receivable.

Length of Continuous Service	Payment entitlement in any 12 month period
0 - 3 years	6 months full pay 6 months half pay

After 3 years	12 months full pay

22.4.	Your sick pay entitlement is based on your service at the beginning of the sickness period.

22.5.	The table set out in 22.3 also indicates the maximum sick pay entitlement payable in respect of one period of continuous absence as determined by our standard Company policy. This policy statement should be read in conjunction with Clauses 9.5 and 9.6 (Income Protection) which in your case may provide a higher level of benefit

22.6.	Your entitlement to salary under the Company’s sick pay scheme includes any benefit from the Income Protection Plan where appropriate.

22.7.	At our request you will agree to undergo a medical examination performed by a doctor appointed and paid for by us. You authorise the Board and the Board of Smith & Nephew plc to have access to any reports produced as a result of that examination provided that you are also shown copies of the same.

SECTION SIX: TERMINATION OF EMPLOYMENT

23	NOTICE

23.1	We have to give you twelve months notice in writing to terminate your employment, such notice not to expire before the second anniversary of the employment.

23.2	If you want to resign, you must give us six months notice in writing, such notice not to expire before the second anniversary of the employment.

23.3	We may terminate your employment immediately and without any entitlement to notice or compensation if:

(a)	you are guilty of gross misconduct or gross negligence;

(b)	without reasonable cause, you neglect, omit or refuse to perform all or any of your duties or obligations under this Agreement or you fail to any substantial or material extent to observe and perform the provisions of this Agreement to our reasonable satisfaction provided always that where such matters are capable of remedy, we shall not terminate pursuant to this clause unless and until we have given you 28 days’ written notice of the relevant matter requiring you to remedy the same and you have failed to do so; or

(c)	you misconduct yourself whether during or outside the course of your duties under this Agreement in such a way that in our reasonable opinion our business, operation, interests or reputation of that of the Group are or are likely to be, prejudicially affected provided always that where such misconduct is capable of remedy so as to avoid such prejudicial effect, we shall not terminate pursuant to this clause unless and until we have given you 28 days’ written notice of the misconduct requiring you to remedy the same and you have failed to do so; or

(d)	you commit any criminal offence (including in particular any offence involving dishonesty or violence) other than an offence which does not in our reasonable opinion affect your position under this Agreement; or

(e)	you commit an offence under any statutory enactment or regulation or any provision of this Agreement relating to insider dealing or market abuse (whether that enactment was passed in the United Kingdom or United States of America or elsewhere); or

(f)	you become bankrupt or make or attempt to make any composition with your creditors; or

(g)	you become prohibited by law from being a director of a company or you cease to be a director of a Group Company without our consent or concurrence; or

(h)	you are guilty of any deliberate act of discrimination, harassment or victimisation on grounds of race, sex, disability, sexual orientation, religion/religious belief or age.

24	GARDEN LEAVE

24.1	During any period of notice, and provided that we continue to pay your salary and provide the benefits to which are entitled under this Agreement until your employment terminates, then we are entitled at our absolute discretion during the remaining period of your notice period (or any part of such period) to place you on garden leave provided always that you shall not be placed on garden leave for a period (or periods in aggregate) exceeding six months. This means that we may require you:

(a)	not to carry out all or part of your duties or to exercise your powers or responsibilities under this Agreement or require you to carry out alternative duties;

(b)	to resign immediately from any offices you may hold with the Group;

(c)	not to attend your place of work or any other Group premises;

(d)	not to have contact (including socially) with any suppliers or customers of the Group or with employees (other than socially) except as authorised by us;

(e)	to return to us all documents, computer disks and other property (including summaries, extracts or copies) belonging to the Group or to its or their customers;

(f)	to work from your home and/or to carry out exceptional duties or special projects outside the normal scope of your duties and responsibilities provided always that such special projects are appropriate to your status, skills and experience; and/or

(g)	to take or not to take all or part of any outstanding holiday during your notice period.

25	CORPORATE GOVERNANCE AND PHASED PAYMENTS

25.1	Following a decision to terminate your employment (except in the circumstances defined under 23.3) the Remuneration Committee may use its discretion to determine not to require you either to work out your notice period in full (as provided for in clause 23.1 above) nor to place you on garden leave (as provided for in clause 24 above). In such circumstances the Remuneration Committee may determine to pay a sum equivalent to all of the salary and benefits (including bonus) you would have received if we had required you to work during your notice period. In deciding whether to exercise that discretion the Remuneration Committee will take into account all relevant circumstances including the Group’s policy not to “reward for failure”, the appropriateness of your obligation to mitigate for loss, and other relevant “corporate governance” guidelines.

26	OTHER TERMINATION PROVISIONS

26.1	Nothing in this Agreement shall prevent us from terminating your employment on grounds of ill-health if you are unable through health reasons (in circumstances of at least 26 week’s absence) to perform your duties even though at the time your employment terminates you have not exhausted your full sick pay entitlement or the consequence of the termination would be to end your entitlement to any further payments under the Income Protection Plan.

26.2	On termination of your employment, your entitlement to accrued holiday pay will be calculated pro-rata. If you have untaken holiday due under the Working Time Regulations on the date your employment terminates, you will be entitled to pay in lieu of that untaken holiday (save that if you are dismissed for gross misconduct or gross negligence then that pay in lieu will be calculated at the rate of £1 per day).

26.3	If your employment terminates, you agree that you will immediately (at our expense) transfer all shares held by you as a result of our asking you to hold them on our behalf, either in trust or as a nominee, to whatever persons we direct.

26.4	On termination of your employment (or earlier if requested), you will immediately return to us all Group property in your possession or control (without keeping any copies). This obligation extends to any copies, drafts, notes, extracts or summaries (however stored or made) of all documents and software that relate to the Group’s business. If you have stored or copied any of the Group’s data or information onto a computer, personal organiser or other electronic storage device which does not belong to the Group then you must immediately irretrievably delete that data or information and must allow us to have access to that device to verify that the data or information has been deleted. Provided always that you shall be entitled to retain copies of Board Minutes (and documents referred to therein) relating to any period during which you are a director of the Company.

26.5	You will immediately on termination of your employment or at any other time on request of the Board, resign immediately without claim for compensation as a director of any Group Company or from any trusteeship, office or appointment held by you on behalf of the Group provided that you shall only be required to resign as a director of Smith & Nephew Plc on or immediately before the termination of your employment.

26.6	We acknowledge that if Smith & Nephew plc were to be de-listed following a Change of Control and you were not invited to become a director of the new parent company this would constitute a substantial diminution in status entitling you to treat yourself as constructively dismissed.

SECTION SEVEN: PROTECTING THE COMPANY AFTER YOUR EMPLOYMENT HAS ENDED

27	CONFIDENTIALITY

27.1	The confidentiality provisions set out in clause 16 continue to apply to protect Confidential Information following the termination of your employment.

28	RESTRICTIVE COVENANTS

28.1	At any time in the period set out in Column A below, you must not carry out the activities set out in Column B. The Column B activities, however, are subject to the provisos and limitations set out in Column C.

A (Restricted Period)	B (Restricted Activity)	C (Provisos and Limitations)
6 months from the date your employment with us ends	Accepting employment with or engaging, assisting or being interested in any undertaking which carries out research, development or manufacturing of products or services in the fields of orthopaedics, endoscopy and/or wound management and treatment.	This restriction only applies where: (a) you were materially concerned with research, development or manufacturing of that type during the last 12 months of your employment; and (b) that undertaking competes with the Group.

6 months from the date your employment with us ends	Accepting employment with or engaging, assisting or being interested in any undertaking which carries out marketing and/or selling of products or services in the fields of orthopaedics, endoscopy and/or wound management and treatment.	This restriction only applies where: (a) you were materially concerned with marketing and selling of that type during the last 12 months of your employment; and (b) that undertaking competes with the Group; and (c) that marketing or selling takes place in a Prohibited Territory.

6 months from the date your employment with us ends	Soliciting orders from or being concerned with the supply of orders to any person who is a customer of the Group.	This restriction only applies where: (a) the orders would be supplied in a Prohibited Territory; (b) the orders relate to the supply of products or services in the fields of orthopaedics, endoscopy and/or wound management; (c) the orders are in competition with the Group; (d) that person was someone with whom (during the last 12 months of your employment) you had personal contact or were materially concerned or about whom you possessed confidential information; and (e) that person had been a customer in the last 12 months of your employment. The expression “customer” includes a prospective customer.

6 months from the date your employment with us ends	Interfering or trying to interfere with the continuance of supplies to the Group or the terms on which those supplies are provided	This restriction only applies if the supplier is a person with whom (during the last 12 months of your employment) you had personal contact or were materially concerned or about whom you possessed confidential information.

6 months from the date your employment with us ends	Offering employment to an employee of the Group or persuading an employee to leave the Group.	This restriction only applies if: (a) the employee is engaged in an executive, managerial, sales, research or development role; and (b) during the last 12 months of your employment, you had personal contact or were materially concerned with or possessed confidential information about the employee. The expression “employee” includes consultants, non-executive directors and contractors. It is immaterial whether or not the employee leaves the Group in breach of contract.

28.2	These covenants prevent you from doing the restricted activities yourself or in any other way. You must not do them through others acting on your behalf or on your instructions or with your encouragement. You must not do them whether they are for your benefit or not.

28.3	The duration of these restrictive covenants shall be reduced by an amount equal to the time that you may be placed on garden leave by us.

28.4	The expression “last 12 months of your employment” excludes any time spent by you on garden leave.

28.5	The expression “Prohibited Territory” means:

(a)	In North and South America - Canada, Mexico, Puerto Rico and the United States

(b)	In Europe—Austria, Belgium, Bulgaria, Croatia, Czech Republic, Denmark, Eire, Estonia, Finland, France, Germany, Hungary, Italy, Latvia, Lithuania, Netherlands, Norway, Portugal, Russian Federation, Slovakia, Slovenia, Spain, Sweden, Switzerland, United Kingdom

(c)	In Asia—Brunei, China, Hong Kong, India, Indonesia, Japan, Malaysia, Myanmar, Pakistan, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand

(d)	In Australasia—Australia, New Zealand

(e)	In Middle East—United Arab Emirates

(f)	In Africa—South Africa

as well as any other country in which (at the date your employment terminates) the Group markets or sells products or services directly or via a distributor or agent.

28.6	If the business of the Group expands beyond the fields of orthopaedics, endoscopy and wound management/treatment then the restrictive covenants will also apply to protect those new fields of activity.

28.7	If you apply for or are offered a new employment, appointment or engagement, you must immediately bring the terms of this Agreement to the attention of the person to whom you are applying or the person making that offer.

SECTION EIGHT: MISCELLANEOUS AND GENERAL PROVISIONS

29	DEFINITIONS

29.1	In this Agreement, the following words have the following meanings:

Board	Our Board of Directors from time to time and any person or committee authorised by the Board to act as its representative for the purposes of this Agreement

Connected Person	(a) your spouse, civil partner, child or step-child under the age of 18; (b) a company or other body corporate with which you are associated; (c) a trustee of any trust of which you or any of the persons named at (a) and (b) above are beneficiaries; (d) a person acting as your partner or the partner of any of the persons named at (a) to (c) above; (e) a Scottish firm in which you are a partner or any partner in that firm who falls within categories (a) to (c) above or in which a partner in that firm is itself a Scottish firm in which you are a partner or one of its partners falls within categories (a) to (c) above; (f) a relative of yours who has shared the same household as you for at least 12 months; or (g) a company or other body corporate in which you (or any person connected with you under (a) to (f) above) are either (i) a director or (ii) a senior executive who has the power to make management decisions affecting the future development and business prospects of that company or body corporate.

FSA	Financial Services Authority

Group	All or any of the Group Companies

Group Company	Smith & Nephew plc and its subsidiaries and any holding company and the other subsidiaries of that holding company (as those expressions are defined in the Companies Act 1985) together with any associated company (which means any other company in which we or our holding company or any subsidiary of ours or our holding company beneficially holds not less than 20% of the equity share capital)

Inside Information	As defined by s.118C of the Financial Services and Markets Act 2000 and Annex A to the Market Abuse Directive Instrument 2005 (but including without limitation information which would, if generally available, be likely to have a significant effect on the price of our shares or derivatives or any other financial instruments relating to our shares).

Market Abuse	The behaviour described in s.118 of the Financial Services and Markets Act 2000 and Annex A to the Market Abuse Directive Instrument 2005 (but including without limitation dissemination of misleading or false information about our shares; distortion of the market in our shares; improper disclosure of Inside Information; manipulating devices and transactions in our shares; misleading behaviour in relation to our shares and misuse of information contrary to the standards reasonably expected of a person in your position.)

Remuneration Committee	The sub-committee of the board of Smith & Nephew plc comprising non-executive directors, responsible for setting (inter alia) the pay and benefits of the executive directors of Smith & Nephew plc.

29.2	Any reference to a statutory provision includes all re-enactments and modifications of that provision and any regulations made under it or them.

29.3	The headings in this Agreement are for convenience only. They do not form part of this Agreement and do not affect its interpretation.

29.4	Any reference in this Agreement to you, if appropriate, includes your personal representatives.

29.5	Any reference in this Agreement to we or us includes any Group Company if the context requires or if we so decide.

30	GENERAL PROVISIONS

30.1	Any provision in this Agreement which confers any rights or powers means those rights or powers as exercised by us from time to time. Those rights or powers may be exercised by the Board or by any other person acting on our behalf and within the scope of their authority.

30.2	Any reference to any rule, regulation, policy, procedure or scheme means the rule, regulation, policy, procedure or scheme that is in force and as amended from time to time.

30.3

Any rule, regulation, policy, procedure or scheme referred to in this Agreement may be varied (in whole or part) or cancelled or terminated by us at any time. We are not obliged to give any prior warning before making that variation, cancellation or termination nor are we under any obligation to compensate you for that variation, cancellation or termination, even if you are disadvantaged (financially or otherwise) as a result. We are not obliged to substitute a replacement rule, regulation, policy, procedure or scheme but, if we do provide a substitute, it may be on whatever terms we consider appropriate provided always that you shall be treated no less favourably than other senior executives of comparable status to yourself under those terms. The duty of trust and confidence shall not extend to any exercise by us of the rights and powers contained in this clause.

30.4	If any scheme provider (not limited to an insurance company) or other third party refuses for any reason to provide any benefit which is set out in this Agreement (or to provide any benefit on terms that we consider to be reasonable) in relation to you or if applicable to your spouse, partner or children then we are not liable to make any payment; provide any replacement benefit or pay compensation in lieu of that benefit. We may in our discretion challenge any refusal (and shall not unreasonably refuse your request for such a challenge) by any scheme provider or other third party to provide benefits but, if we do, it is on condition that:

(a)	You take all proper measures to appeal against the refusal in accordance with any applicable scheme and meet all reasonable costs associated with that appeal;

(b)	You co-operate fully with us and disclose all relevant personal information;

(c)	If required, you attend a medical examination with one or more medical practitioners selected and instructed by us; and

(d)	You indemnify us fully against all reasonable costs, expenses and claims incurred by us in connection with challenging that refusal.

30.5	Any provision of this Agreement which says that you must not do something means that you must not do it yourself or in any other way. You must not do it through others acting on your behalf or on your instructions or with your encouragement.

30.6	You agree to comply with all our policies and procedures including without limitation our email and internet policy and data protection policy.

30.7	Nothing in this Agreement confers any rights on your spouse, dependants, relatives or any third party except that, for the purposes of the Contracts (Rights of Third Parties) Act 1999, the Group can enforce the restrictive covenants, confidentiality, intellectual property clauses and any other clause of this Agreement that purports to confer rights on the Group in relation to you.

30.8	Any delay by the Group or you in exercising any of its rights under this Agreement will not constitute a waiver of those rights.

30.9	You appoint us to be your attorney (in your name and on your behalf) to execute any instrument or do any thing necessary for the purpose of giving to us or our nominee the full benefit of the provisions of clauses 17, 26.3 and 26.5 of this Agreement. You acknowledge in favour of any third party that a certificate in writing, which is signed by any director or secretary of the Board, or of the board of Smith & Nephew plc, stating that any instrument or act falls within the authority conferred shall be conclusive evidence that such is the case.

31	DEDUCTIONS

31.1	You authorise us at any time during your employment or following its termination (whether or not that termination is lawful) to deduct from your wages (as that expression is defined in the Employment Rights Act 1996) any monies due from you to the Group, including without limitation the outstanding balance of any loan account; the cost of repairing any damage or loss to Group property caused by you; any overpayment of holiday pay; and any loss suffered by the Group as a result of any breach of contract, statutory duty or tort committed by you.

32	DATA PROTECTION

32.1	You consent to us processing personal data about you for the purposes of the Data Protection Act 1998.

32.2	You agree to use all reasonable endeavours to keep us informed of any changes to your personal data and to comply with the Data Protection Act 1998.

33	COLLECTIVE AGREEMENTS

33.1	There are no collective agreements with trade unions that directly affect your terms and conditions of employment.

34	NOTICES

34.1	Any notice to be given under this agreement may be delivered by hand; sent by first-class post or email. In your case, a notice will be deemed to have been validly served if it is sent to the last address that you have notified to us as being your address. In our case, any notice should be addressed to the Chief Executive of Smith & Nephew plc and should be sent to our registered office address or to their personal email address.

34.2	Any notice served by post will be deemed to have been served 48 hours after it was posted or in the case of email, 1 hour after it was sent.

35	GOVERNING LAW AND JURISDICTION

35.1	This Agreement is governed by and interpreted in accordance with English law.

35.2	The parties submit to the non-exclusive jurisdiction of the High Court of England and Wales in connection with any claim, dispute or matter arising out of relating to this Agreement.

IN WITNESS of which the parties have executed this Agreement on the date set out above.

EXECUTED AS A DEED	SIGNED and delivered as a deed by
Director/Secretary	Adrian Hennah

Signature:	Signature:

in the presence of

Name:	Signature of Witness:

Name:

Address of Witness:

SCHEDULE A

NOTIFICATION OF TRANSACTIONS CARRIED OUT BY OR ON YOUR BEHALF

To: the Company Secretary, Smith & Nephew plc, 15 Adam Street, London WC2N 6LA, United Kingdom

1	My name is of (address)

2	The reason why I am notifying you of this transaction is because I am a director of Smith & Nephew plc (or its subsidiary and associated companies).

3	The transaction relates to Smith & Nephew plc

4	The transaction related to shares/derivatives/other financial instruments relating to shares*

5	The nature of the transaction was (e.g. acquisition/disposal)

6	The date and place of the transaction were 20 at (location)

7	The price of the transaction was and the volume of the transaction was (e.g. number of shares)

Signed:

Dated:

* = delete as applicable

NB: this notification must be given to the Company Secretary of Smith & Nephew plc within no later than 4 business days following the date of the transaction.

SCHEDULE B

NOTIFICATION OF TRANSACTIONS CARRIED OUT BY OR ON BEHALF OF A CONNECTED PERSON

To: the Company Secretary, Smith & Nephew plc, 15 Adam Street, London WC2N 6LA, United Kingdom

1	My name is of (address)

2	The reason why I am notifying you of this transaction is because I am a connected person to (name of director/manager at Smith & Nephew plc)

3	The transaction relates to Smith & Nephew plc

4	The transaction related to shares/derivatives/other financial instruments relating to shares*

5	The nature of the transaction was (e.g. acquisition/disposal)

6	The date and place of the transaction were 20 at (location)

7	The price of the transaction was and the volume of the transaction was (e.g. number of shares)

Signed:

Dated:

* = delete as applicable